January 31, 2022

Lisa Larkin

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      SHP ETF Trust; File Nos. 333-253997 and 811-23645

Dear Ms. Larkin:

On November 18, 2021, SHP ETF Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of FIS Biblically Responsible Risk Managed ETF (the “Fund”).

The Trust revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone on January 5, 2022. On January 31, 2022, you provided additional comments. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

1.	Comment: Because "Biblically Responsible" is in the name of the Fund, the SEC staff believes that the Fund is holding itself out as an Environmental, Social, and Governance (ESG) fund and thus an 80% investment policy is required so that the Fund is in compliance with Rule 35d-1 under the Investment Company Act of 1940, as amended. Accordingly, please revise the prospectus of the Fund to include a policy that 80% or more of the Fund’s assets will be invested in securities issued by biblically responsible companies.

Response: The Registrant has added the following investment policy to the first paragraph under the “Principal Investment Strategies of the Fund” section:

The Fund at a minimum will, under normal market conditions, invest 80% of its assets (net assets plus any borrowings for investment purposes, if any) in biblically responsible investments.  Except for its cash-type holdings, the Fund intends to invest 100% of its assets in biblically responsible investments under normal market conditions.

The Registrant has also added certain disclosure related to the new 80% policy.

2.	Comment: The investment objective of the Fund includes the phrase “with downside protection.” If the adviser or sub-adviser of the Fund as part of the Fund’s investment strategy does not intend to seek downside protection for investors full time, consider eliminating that phrase from the Fund’s investment objective.

Response: Under the “Investment Objective” section of the Prospectus, the Registrant has revised the investment objective of the Fund to eliminate the reference to downside protection so that the investment objective now reads: “FIS Biblically Responsible Risk Managed ETF (the “Fund”) seeks long-term growth of capital and income.”

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Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Very truly yours,

/s/ Bibb L. Strench

Bibb L. Strench

cc: Josef M. Valdman, SHP ETF Trust